As filed with the Securities and Exchange Commission on December 5, 2016

Registration No. 333-214265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

Lonestar Resources US Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	1311	81-0874035
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Bailey Avenue, Suite 200
Fort Worth, TX 76107
(817) 921-1889
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal executive Offices)

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107
(817) 921-1889
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

J. Michael Chambers David J. Miller Latham & Watkins LLP 811 Main Street Houston, Texas 77002 (713) 546-5400	Mark L. Jones Allison Jones Baker & Hostetler LLP 811 Main Street, Suite 1100 Houston, Texas 77002 (713) 751-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2016

8,750,000 Shares



Lonestar Resources US Inc.

8,750,000 Class A Voting Common Stock

We are offering 8,750,000 shares of Class A voting common stock. Our Class A voting common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "LONE." As of December 2, 2016, the last reported sales price of our Class A voting common stock ("Class A common stock") was $8.37 per share.

In this offering, Leucadia National Corporation has agreed to purchase from the Underwriters   shares of Class A common stock at $ per share, which is the price per share paid by the public, for an aggregate purchase price of approximately $20,000,000. Certain members of our board of directors ("Board") have informed us that they intend to purchase up to, collectively, 245,000 shares (100,000 of which by the chairman of our Board, John Pinkerton) of our Class A common stock in this offering at the public offering price. However, there can be no assurance that any director may participate, and if they do, there can be no assurance as to the number of shares that a participating director may purchase.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 20.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$

(1) See "Underwriting" for information relating to certain expenses of the underwriters that we have agreed to reimburse.

Delivery of the shares of Class A common stock will be made on or about   , 2016.

To the extent that the underwriters sell more than 8,750,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,312,500 shares from us to cover over-allotments at the public offering price less the underwriting discount and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Seaport Global Securities   Johnson Rice & Company L.L.C.

Co-Managers

Canaccord Genuity
Cowen and Company
Northland Capital Markets
Roth Capital Partners
Wunderlich

The date of this prospectus is   , 2016.

We expect that delivery of the shares of Class A common stock will be made, against payment therefor, to purchasers on or about December 22, 2016 (the "Extended Settlement Date"), which will be the fourth business day following the pricing of such shares. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the purchasers expressly agree otherwise. Purchasers of such shares of Class A common stock expressly agree to such Extended Settlement Date in connection with this offering. Accordingly, any purchasers, who wish to trade shares of Class A common stock prior to the delivery of such shares hereunder, (i) will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and (ii) should consult their own advisors with respect to conducting such trade.

Until   (25 days after commencement of this offering), all dealers that effect transactions in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Acts of terrorism (including eco-terrorism and cyber-attacks) could have a material adverse effect on our financial condition, results of operations and cash flows.

Our assets and operations, and the assets and operations of our providers of gas gathering, processing, transportation and fractionation services, may be targets of terrorist activities (including eco-terrorist and cyber-terrorist activities) that could disrupt our business or cause significant harm to our operations, such as full or partial disruption to our ability to produce, process, transport, market or distribute natural gas, NGLs and oil. Acts of terrorism, as well as events occurring in response to or in connection with acts of terrorism, could cause environmental and other repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, acts of terrorism, and the threat of such acts, could result in volatility in the prices for natural gas, NGLs and oil and could affect the markets for such commodities.

Our systems and IT infrastructure may be subject to security breaches and other cyber security incidents.

We seek to maintain the security of computers, computer networks and data storage resources, as security breaches could result in vulnerabilities and loss of and/or unauthorized access to proprietary information and could negatively impact our business. We may face attempts by experienced hackers, cybercriminals or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business and/or gain unauthorized access to confidential information.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2015, we had approximately $219,377,725 of U.S. federal net operating loss carryforwards ("NOLs"). Our NOLs begin to expire in 2030. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), generally imposes an annual limitation on the amount of taxable income that may be offset by NOLs when a corporation has undergone an "ownership change" (as determined under Section 382). Generally, a change of more than 50% in the ownership of a corporation's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. Any unused annual limitation may be carried over to later years. We have previously experienced an ownership change and anticipate we will have an ownership change as a result of this offering, which would result in an annual limitation under Section 382. The limitations arising from our prior ownership change or from any ownership change arising as a result of this offering may prevent utilization of our NOLs prior to their expiration. Future ownership changes or regulatory changes could further limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this could adversely affect our operating results and cash flows if we attain profitability.

Certain federal income tax deductions currently available with respect to crude oil and natural gas exploration and development may be eliminated as a result of future legislation.

We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. Certain legislation introduced in the Congress and certain proposals in the U.S. President's Fiscal Year 2017 Budget Proposal, if enacted into law, would make significant changes to U.S. tax laws, including, but not limited to, the elimination of certain key federal income tax incentives currently available to crude oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, (iv) an extension of the amortization period for certain geological and geophysical expenditures and (v) the imposition of a $10.25 per barrel fee on oil, to be paid by oil companies (but the budget does not describe where and how such a fee would be collected).

UNDERWRITING

Overview

We have entered into an underwriting agreement with the underwriters named below. Seaport Global Securities LLC is acting as the representative of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of our Class A common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A common stock set forth opposite its name below:

Underwriters	Number of Shares
Seaport Global Securities LLC	
Johnson Rice & Company L.L.C.	
Canaccord Genuity Inc.	
Cowen and Company, LLC	
Northland Securities, Inc.	
Roth Capital Partners, LLC	
Wunderlich Securities, Inc.	
Total	8,750,000

The underwriters have agreed, severally and not jointly, to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below), subject to certain customary conditions. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters have advised us that they currently intend to make a market in the Class A common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our Class A common stock. The underwriters are offering shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

We expect that delivery of the shares of Class A common stock will be made, against payment therefor, to purchasers on or about December 22, 2016 (the "Extended Settlement Date"), which will be the fourth business day following the pricing of such shares. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the purchasers expressly agree otherwise. Purchasers of such shares of Class A common stock expressly agree to such Extended Settlement Date in connection with this offering. Accordingly, any purchasers, who wish to trade shares of Class A common stock prior to the delivery of such shares hereunder, (i) will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and (ii) should consult their own advisors with respect to conducting such trade.

The shares should be ready for delivery on or about December 22, 2016, against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our Class A common stock may have the effect of raising or maintaining the market price of our Class A common stock or preventing or mitigating a decline in the market price of our Class A common stock. As a result, the price of the shares of our Class A common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Prospectus:

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

Effective September 29, 2016, we entered into a Facilitation Agreement with Seaport Global, pursuant to which Seaport Global has agreed to provide us with financing from time to time in connection with the repurchase of Notes. We anticipate that Seaport Global will receive a cash payment of $2,166,486 at the time of the closing of this offering as a repayment for principal and interest in connection with the repurchase of Notes under the Facilitation Agreement. To the extent we are unable to complete this offering, we anticipate issuing to Seaport Global shares of our Class A common stock in lieu of such cash payment. In connection with the repurchase of the Notes, Seaport Global also received brokerage commissions from us for consummating the repurchase in the amount of six and one-quarter (6.25%) of the difference between the Notes' par value and the discounted price at which they were acquired, equaling a total of $331,605.

Pursuant to an amendment to our engagement letter with Seaport Global, we have agreed to pay Seaport Global a cash advisory fee equal to 0.6125% of the gross proceeds of this offering.

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.



Lonestar Resources US Inc.

8,750,000 Shares of Class A Common Stock

Prospectus

, 2016

Joint Book-Running Managers

Seaport Global Securities   **Johnson Rice & Company L.L.C.**

Co-Managers

Canaccord Genuity
        Cowen and Company
                Northland Capital Markets
                        Roth Capital Partners
                                Wunderlich

Dealer Prospectus Delivery Obligation

Until   (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

EXHIBIT INDEX

Set forth below is a list of exhibits that are being or will be filed with this Registration Statement on Form S-1.

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Lonestar Resources US Inc. (Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
3.2	Bylaws of Lonestar Resources US Inc. (Incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
3.3**	Form of Certificate of Amendment to the Certificate of Incorporation of Lonestar Resources US Inc.
4.1	Registration Rights Agreement, dated August 2, 2016, by and among Lonestar Resources US Inc., Leucadia National Corporation and Juneau Energy, LLC (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on August 3, 2016)
4.2	Registration Rights Agreement, dated October 26, 2016, between Lonestar Resources US Inc. and EF Realisation Company Limited (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on November 1, 2016)
5.1**	Opinion of Latham & Watkins LLP, with respect to the legality of the securities being registered
10.1†	Lonestar Resources US Inc. 2016 Incentive Plan (Incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on March 24, 2016
10.2	Credit Agreement, dated July 28, 2015, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto (Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
10.3	First Amendment to Credit Agreement, dated effective April 29, 2016, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto (Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on June 9, 2016)
10.4	Second Amendment to Credit Agreement, dated effective May 19, 2016, among Lonestar Resources America Inc., Citibank, N.A., as Administrative Agent, and the guarantors and lenders party thereto (Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on June 9, 2016)
10.5	Third Amendment to Credit Agreement and Limited Waiver, dated effective July 27, 2016, among Lonestar Resources America Inc., Citibank, N.A., in its capacity as Administrative Agent, and the lenders party thereto (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on August 2, 2016)
10.6	Securities Purchase Agreement, dated August 2, 2016, among Lonestar Resources America Inc., Lonestar Resources US Inc., Jefferies, LLC, in its capacity as the collateral agent for the purchasers, Juneau Energy, LLC, as initial purchaser, Leucadia National Corporation, as guarantor of Juneau Energy, LLC, and the other purchasers party thereto (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on August 3, 2016)
10.7	Joint Development Agreement, dated July 27, 2015, between Lonestar Resources America Inc. and IOG South Texas I, LLC (Incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on April 21, 2016)
10.8	Repurchase Facilitation Agreement, dated September 29, 2016, between Lonestar Resources US Inc. and Seaport Global Securities LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on October 5, 2016)

Exhibit Number	Description
10.9	Board Representation Agreement, dated October 26, 2016, between Lonestar Resources US Inc. and EF Realisation Company Limited (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on November 1, 2016)
10.10	Amended and Restated Repurchase Facilitation Agreement, effective September 29, 2016, between Lonestar Resources US Inc. and Seaport Global Securities LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-37670) filed on November 1, 2016)
21.1**	List of significant subsidiaries of Lonestar Resources US Inc.
23.1	Consent of BDO USA, LLP
23.2	Consent of W.D. Von Gonten & Co.
23.3	Consent of LaRoche Petroleum Consultants, Ltd.
23.4**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (Included on page 11-4)
99.1	Report of W.D. Von Gonten & Co. regarding the Company's estimated proved reserves as of December 31, 2013, dated March 22, 2014 (Incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
99.2	Report of W.D. Von Gonten & Co. regarding the Company's estimated proved reserves as of December 31, 2014, dated January 29, 2015 (Incorporated by reference to Exhibit 99.2 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
99.3	Report of W.D. Von Gonten & Co. regarding the Company's estimated proved reserves as of December 31, 2015, dated February 22, 2016 (Incorporated by reference to Exhibit 99.3 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on March 24, 2016)
99.4	Report of LaRoche Petroleum Consultants, Ltd. regarding the Company's estimated proved reserves as of December 31, 2013, dated January 28, 2014 (Incorporated by reference to Exhibit 99.3 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
99.5	Report of LaRoche Petroleum Consultants, Ltd. regarding the Company's estimated proved reserves as of December 31, 2014, dated January 30, 2015 (Incorporated by reference to Exhibit 99.4 of the Company's Registration Statement on Form 10-12B (File No. 001-37670) filed on December 31, 2015)
99.6	Report of LaRoche Petroleum Consultants, Ltd. regarding the Company's estimated proved reserves as of December 31, 2015, dated January 15, 2016 (Incorporated by reference to Exhibit 99.6 of the Company's Registration Statement on Form 10-12B/A (File No. 001-37670) filed on March 24, 2016)
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*   To be provided by amendment.
**   Previously filed.
†   Compensatory plan or arrangement.